NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES
COMPLETES AUSTRALIA PORTFOLIO ACQUISITION

NEW YORK, September 28, 2010 — Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) announced today that it has completed the acquisition of an interest in an Australian portfolio of premier office properties from Brookfield Asset Management Inc. (BAM: NYSE, TSX, Euronext) valued at A$3.8 billion.

The sixteen Australian office properties, which are 99% leased, comprise eight million square feet in Sydney, Melbourne and Perth. The transaction has a total equity value of A$1.6 billion (US$1.4 billion) funded from the company’s available liquidity and from a subordinate bridge acquisition facility.

"The closure of this acquisition represents a significant milestone for Brookfield Office Properties. We are excited by the opportunity to build upon our North American track record and to maximize the value of this high-quality portfolio,” said Ric Clark, President & CEO of Brookfield Office Properties. “This acquisition is consistent with our strategy of investing in markets driven by financial services, government and resource/energy sector tenants within a country that we believe is poised for strong growth over the short and long term.”

Brookfield Office Properties invites investors and analysts to a tour of its newly acquired Australia assets on November 10-12, 2010. Information and registration for the tour can be accessed on the company’s website www.brookfieldofficeproperties.com. A supplemental information package on the Australia office transaction is also available on Brookfield Office Properties’ website.

The company is continuing to work on the disposition of its residential land development business and expects to announce formal arrangements shortly.

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Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. The portfolio is comprised of interests in 111 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles,  Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.